UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Introgen Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

46119F 10 7

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Pharmaceuticals Inc. 13-2563649

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,343,721 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,343,721 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,343,721 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)           Represents 2,343,721 shares of common stock, par value $.001 per share (the “Common Stock”) of Introgen Therapeutics, Inc. (the “Issuer”) issuable upon conversion of Series A Non-Voting Convertible Preferred Stock of the Issuer held by Aventis Pharmaceuticals Inc.

(2)           Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 26,004,223 shares of Common Stock outstanding.  Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, 2,343,721 shares of Common Stock issuable upon conversion of the Introgen Series A Non-Voting Convertible Preferred Stock and deemed to be beneficially owned by the reporting person are also assumed to be outstanding for purposes of computing these percentages.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Holdings Inc. 51-0414396

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,045,664 (3)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,045,664 (3)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,045,664 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.4% (4)

12.	Type of Reporting Person (See Instructions) CO

(3)           Represents direct ownership of 2,701,943 shares of Common Stock owned directly by Aventis Holdings Inc. and beneficial ownership of the balance of the subject shares, which are directly held by Aventis Pharmaceuticals Inc., the equity of which is 100% owned by Aventis Holdings Inc.

(4)           Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 26,004,223 shares of Common Stock outstanding.  Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, 2,343,721 shares of Common Stock issuable upon conversion of the Introgen Series A Non-Voting Convertible Preferred Stock and deemed to be beneficially owned by the reporting person are also assumed to be outstanding for purposes of computing these percentages.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Inc. 23-1699163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,045,664 (5)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,045,664 (5)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,045,664 (5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.4% (6)

12.	Type of Reporting Person (See Instructions) CO

(5)           Represents beneficial ownership of shares held directly by AHI, the equity of which is 100% owned by Aventis Inc. (formerly known as Rhone Poulenc Rorer Inc.), a Pennsylvania corporation, and by Aventis Pharmaceuticals Inc. the equity of which is 100% owned by Aventis Holdings Inc.

(6)           Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 26,004,223 shares of Common Stock outstanding.  Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, 2,343,721 shares of Common Stock issuable upon conversion of the Introgen Series A Non-Voting Convertible Preferred Stock and deemed to be beneficially owned by the reporting person are also assumed to be outstanding for purposes of computing these percentages.

This Amendment Number 1 to Schedule 13G is filed solely to reflect a reduction in the Reporting Person’s ownership of Issuer’s shares.

Item 1.
	(a)	Name of Issuer
	(b)	Address of Issuer’s Principal Executive Offices

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
	(d)	Title of Class of Securities
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS PHARMACEUTICALS INC.

Date: February 9, 2004	By:	/s/ Edward H. Stratemeier

Edward H. Stratemeier

Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS HOLDINGS INC.

Date: February 9, 2004	By:	/s/ Joseph M. Palladino
Joseph M. Palladino

President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS INC.

Date: February 9, 2004	By:	/s/ Gerald P. Belle

Gerald P. Belle

President